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                                                                    EXHIBIT 99.1
                                                                    ------------

                                                            Corporate Disclosure
                                                           [English Translation]
                                                               February 16, 2005


EARNINGS RELEASE FOR 4Q'04 PERFORMANCE RESULTS & ANNOUNCEMENT OF '05 BUSINESS
PLAN

1. Time: February 23, 2005 (from 16:00 by Korean Time)
2. Venue: Conference room at hanarotelecom's head office (19th flo.)
3. Participants: Institutional investors and analysts in and out of Korea
4. Purpose: Earnings release for 4Q'04 performance results, announcement of '05 business plan and Q&A
5. Method of the conference: Conference call
6. Others: Consecutive interpretation (Korean-English) would be serviced during the conference call.